140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
November 8, 2019	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Seoul
	Houston	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Irene Paik
Joseph McCann
Mary Mast
Angela Connell

Re:	Annexon, Inc.
Responses to Letter dated October 15, 2019
Draft Registration Statement on Form S-1
CIK No. 0001528115

Ladies and Gentlemen:

Annexon, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement (“Amendment No. 1”) on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 (the “Draft Submission”) on a confidential basis under the JOBS Act on September 18, 2019. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on October 15, 2019 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter. For your convenience, we are also providing by overnight delivery a courtesy package that includes two copies of the Registration Statement, one of which has been marked to show changes from the Draft Submission, as well as a copy of this letter.

November 8, 2019

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated October 15, 2019 in bold type followed by the Company’s responses thereto.

Prospectus Summary

Overview, page 1

1.

With reference to your disclosure on page 104, please revise your Summary to provide context to all efficacy performance claims where your clinical studies were not statistically powered for efficacy evaluations. For instance, it should be clear, if true, that you do not have statistically significant trial results to support your claims concerning “full inhibition of C1q and the classical complement pathway” for ANX005 and ANX007. Also, it should be clear that the “positive numerical trends across key GBS outcome measures” for ANX005 do not equate to statistically significant trial results.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 3 of Amendment No. 1 accordingly.

2.

Where you state that you “hold worldwide development and commercialization rights” to your product candidates, please revise your disclosure to specify, if true, that you exclusively license some of these rights.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 5, 77, 92, 95, 115 and 117 of Amendment No. 1 accordingly.

Our Pipeline, page 3

3.

Please revise the penultimate paragraph on page 3 to indicate whether the ANX005 and IVIg combination trial is a Phase 1 or Phase 2 clinical trial. With reference to the risk factor disclosure on page 23, revise the page 3 disclosure to discuss briefly the purpose and limitations of the planned combination trial. With a view to disclosure, please also tell us why you are conducting a Phase 2 monotherapy trial given your disclosure on page 18 that you intend to pursue a Phase 3 trial utilizing a combination of ANX005 and IVIg. Also revise the Product Candidate, Phase, Status columns in the Pipeline table, as appropriate.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4, 8, 23, 59, 66, 93, 100 and 104 of Amendment No. 1 accordingly. In addition, the Company advises the Staff that the Company intends to evaluate the effects of ANX005 on patients with GBS both as a monotherapy and in combination with IVIg . A separate Phase 2 trial evaluating ANX005 as a monotherapy will be required because any objective responses observed in patients receiving ANX005 together with IVIg in the Company’s planned drug-drug interaction trial cannot be attributed to the effects of ANX005 alone. The Company further advises the Staff that, in light of the current standard of care for GBS in the Western world, it currently believes that pursuing a global pivotal Phase 3 trial of ANX005 in combination with IVIg will be an effective path to bring ANX005 to patients with GBS.

November 8, 2019

4.

We note your disclosure in the footnote of the pipeline table that you intend to initiate Phase 2 clinical trials in the follow-on disease indications for ANX005 following clearance of the applicable investigational new drug applications (INDs). Please disclose whether you have filed INDs for each of the indications you plan to pursue.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 93 and 99 of Amendment No. 1 accordingly.

Implications of Being an Emerging Growth Company, page 6

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will supplementally provide the Staff with copies of all such written communications referenced in the Staff’s comment under separate cover.

Clinical trials of ANX005..., page 23

6.	To the extent known, please revise to discuss here or elsewhere the reasons why IVIg is not approved to treat GBS in the United States.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18 and 23 of Amendment No. 1 accordingly.

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 89

7.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will provide such explanation referenced in the Staff’s comment when the Company has an estimated offering price range.

November 8, 2019

Business

Our Pipeline, page 100

8.	Please define the terms IgG and CAD at first use. Please also discuss the significance of the p-value and r2 where first used.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 95, 101, 104 and 114 of Amendment No. 1 accordingly.

General

9.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:    The Company respectfully advises the Staff that all graphics, visual, or photographic information the Company plans to provide in the printed prospectus are included in Amendment No. 1.

* * *

November 8, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo
Brian J. Cuneo
of LATHAM & WATKINS LLP

cc:	Douglas Love, Annexon, Inc.

Jennifer Lew, Annexon, Inc.

Kathleen Wells, Latham & Watkins LLP

Charles Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Michael Tenta, Cooley LLP

David Peinsipp, Cooley LLP